SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Unwired Planet, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

91531F103

(CUSIP NUMBER)

Adam M. Kleinman

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 375-3019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91531F103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,068,780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,068,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,068,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91531F103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,068,780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,068,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,068,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Unwired Planet, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of the 21,068,780 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 21,068,780 shares of Common Stock held by the MAST Accounts.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

As of August 17, 2015, the MAST Accounts had invested $18,624,730 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the MAST Accounts.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 112,243,093 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 5, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2105.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 21,068,780 shares of Common Stock held by the MAST Accounts, representing approximately 18.8% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Steinberg, as the principal of MAST Capital, the investment manager of the MAST Accounts, may also be deemed to beneficially own the 21,068,780 shares of Common Stock beneficially owned by the MAST Accounts, representing approximately 18.8% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 21,068,780 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) Except as previously disclosed in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transaction in the Common Stock was effected through a private purchase of the Common Stock.

(d) The 21,068,780 shares of Common Stock held by the MAST Accounts consists of the following amounts: (i) 4,511,389 shares of Common Stock held by Mast Credit Opportunities I Master Fund Limited; (ii) 10,951,109 shares of Common Stock held by Mast OC I Master Fund LP; (iii) 4,338,000 shares of Common Stock held by Mast Select Opportunities Master Fund LP; and (iv) 1,268,282 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
David J. Steinberg
Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share	Total Cost
8/14/2015	6,568,780	$1.00	$6,568,780